As filed with the Securities and Exchange Commission on July 22, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Constellation Software Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Adelaide Street East - #1200, Toronto, Ontario, Canada M5C 2T6

(416) 861-2279

(Address and telephone number of Registrant’s principal executive offices)

Trapeze Software Group, Inc.

5265 Rockwell Drive NE

Cedar Rapids, IA 52402

(416) 861-2279

(Name, address and telephone number of agent for service in the United States)

Copies to:

Wendi Locke McCarthy Tétrault LLP Suite 5300, TD Bank Tower Box 48, 66 Wellington Street West Toronto, Ontario Canada M5K 1E6 Tel: (416) 362-1812	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the filing of the next amendment to this registration statement.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Unsecured Subordinated Floating Rate Debentures	US$93,270,000	95%	US$88,606,500	US$11,413

(1)	Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.
(2)	Based on the noon buying rate for Canadian dollars published by the Bank of Canada on July 14, 2014 of Cdn$1.00 = US$0.9327.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Constellation Software Inc. at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6, telephone: (416)-861-1941, and are also available electronically at www.sedar.com.

Preliminary Short Form Prospectus

Rights Offering	June 13, 2014

CONSTELLATION SOFTWARE INC.

C$100,000,000

Offering of Rights to Subscribe for

Unsecured Subordinated Floating Rate Debentures, Series 1

Price: C$95.00 per Debenture

This short form prospectus covers the issuance (the “Offering”) by Constellation Software Inc. (the “Company” or “CSI”) to the holders of its outstanding common shares (the “Common Shares”) of record (the “Shareholders”) on •, 2014 (the “Record Date”) of one right (each, a “Right”) for each Common Share held. For every 21.192 Rights held, a holder of Rights is entitled to subscribe for C$100 principal amount of unsecured subordinated floating rate debentures, Series 1 of the Company (the “Debentures”) prior to 4:30 p.m. (Toronto time) (the “Expiry Time”) on November 7, 2014 (the “Expiry Date”) at a price of C$95.00 per C$100 principal amount of Debentures purchased. From and including the date of issue to but excluding March 31, 2015, the Debentures will bear interest at a rate of 7.4% per annum. From and including March 31, 2015 to but excluding the Maturity Date (as defined below), the interest rate applicable to the Debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the Cost of Living Adjustment (as defined below) (which amount may be positive or negative) plus 6.5%. The Rights are fully divisible and fully transferable into and within Canada, and will be represented by rights certificates (the “Rights Certificates”). Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no further value.

	Subscription Price		Net Proceeds to the Company(1)
Per Debenture	C$	95.00	C$	95.00
Total Offering(2)	C$	95,000,000	C$	95,000,000

(1)	Before deducting the expenses of the Offering, which are estimated to be approximately C$• and will be paid by the Company.

(2)	Assumes the maximum amount of Debentures issued. The offering will not proceed unless Rights representing a minimum of C$50,000,000 principal amount of Debentures have been exercised.

Investing in the Debentures involves significant risks. Prospective investors should carefully review the risks outlined in this short form prospectus and in the documents incorporated by reference herein before purchasing the Debentures. See “Risk Factors”.

This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Debentures issuable on the exercise of the Rights (collectively, the “Offered Securities”) in each of the provinces and territories of Canada and also covers the offer and sale of the Debentures issuable upon exercise of the Rights within the United States (together with each of the provinces and territories of Canada, the “Eligible Jurisdictions”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Debentures in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.

None of the Offered Securities have been qualified under the securities laws of any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, except under the circumstances described herein, the Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or a solicitation therein or thereto of an offer to buy any securities. Rights Certificates will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of the Rights – Ineligible Holders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. Such investors should consult their own tax advisors.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”).

There is currently no market through which the Rights or the Debentures may be sold, and purchasers of Debentures may not be able to resell Debentures acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop for the Rights or the Debentures or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights or the Debentures does not develop, the pricing of the Rights or the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights or the Debentures may be adversely affected. See “Risk Factors”.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

The currently outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CSU”. The closing of the Offering will be conditional on the listing of the Rights and Debentures on the TSX.

Computershare Trust Company of Canada (the “Subscription Agent”), at its principal offices in the City of Toronto (the “Subscription Offices”), is the subscription agent for this Offering. See “Description of the Rights – Subscription Agent”.

For Common Shares held in registered form, the Company will mail or cause to be mailed to each Shareholder a Rights Certificate evidencing the number of Rights issued to the holder thereof, together with a copy of this prospectus. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver Form 1 of the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. See “Description of the Rights of the Offering – Common Shares Held in Registered Form”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a holder of Rights may exercise the Rights issued in respect of such Common Shares by (a) instructing the CDS Participant holding such Rights to exercise all or a specified number of such Rights and (b) forwarding to such CDS Participant the subscription price for each Debenture that such Shareholder wishes to subscribe for in accordance with the terms of this Offering. Subscriptions for Debentures made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Debentures once submitted. See “Description of the Rights – Common Shares Held Through CDS”.

The Company will not issue any Debentures unless a minimum of C$50,000,000 principal amount of Debentures will be issuable upon the exercise of Rights by the holders thereof. If the minimum offering amount is not achieved, the Subscription Agent will return all funds received from holders of Rights without any deductions.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, all references in this prospectus to “CSI”, the “Company”, “we”, “us”, “our” and “our company” refer to Constellation Software Inc. and its subsidiaries.

The Company prepares its consolidated financial statements in U.S. dollars and in conformity with International Financial Reporting Standards.

All references to US$ are to U.S. dollars and all references to C$ are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Company based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) at the date hereof and provided (I) the Rights are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the TSX) and (II) either the Company is a “public corporation” within the meaning of the Tax Act or the Debentures are listed on a “designated stock exchange”, the Rights and Debentures would, if issued on the date hereof, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan (except, in the case of Debentures, a deferred profit sharing plan to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution), a tax free savings account (“TFSA”), a registered disability savings plan and a registered education savings plan, each as defined in the Tax Act.

Notwithstanding the foregoing, if the Rights or Debentures are “prohibited investments” for the purposes of an RRSP, RRIF or TFSA, the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Neither the Rights nor the Debentures will be a “prohibited investment” provided the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in the Company. Annuitants of an RRSP or RRIF and holders of a TFSA should consult their own tax advisors to ensure the Rights and Debentures will not be a prohibited investment in their particular circumstances.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may contain “forward-looking” statements which involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward-looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors”. Although the forward-looking statements contained in this prospectus are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities laws.

EXCHANGE RATE INFORMATION

The following table sets out (i) the rate of exchange for one U.S. dollar in Canadian dollars in effect at the end of each of the periods indicated, (ii) the high and low rate of exchange during those periods and (iii) the average rate of exchange for those periods, each based on the noon buying rate of exchange published by the Bank of Canada.

	3 Months Ended March 31		Year ended December 31
	2014	2013	2013	2012
High	1.0614	0.9839	1.0697	1.0418
Low	1.1251	1.0314	0.9839	0.9710
End of period	1.1053	1.0156	1.0636	0.9949
Average	1.1033	1.0083	1.0299	0.9996

On June 12, 2014 the noon buying rate for one U.S. dollar in Canadian dollars published by the Bank of Canada was US$1.00 = CS$1.0851.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the securities regulatory authorities in each of the provinces and territories of Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a)	the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014;

(b)	the Company’s management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014;

(c)	the Company’s Annual Information Form dated March 28, 2014 (the “AIF”);

(d)	the Company’s Management Information Circulars dated August 30, 2013 and March 27, 2014;

(e)	the Company’s consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, together with the auditor’s report thereon;

(f)	the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013; and

(g)	the Company’s business acquisition report dated March 6, 2014 regarding the acquisition of Total Specific Solutions (TSS) (B.V.).

Any documents of the type referred to in the preceding paragraph, or otherwise described in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions (excluding confidential material change reports), filed by the Company with any securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of this Offering, are deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CONSTELLATION SOFTWARE INC.

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular vertical markets. Our focus on acquiring businesses with growth potential, managing them well and then building them has allowed us to generate significant cash flow and revenue growth. Using a combination of proprietary software and market expertise, we provide software solutions designed to meet certain mission critical requirements of our customers. We believe that our software solutions enable our customers to boost productivity, operate more cost effectively, increase sales and improve customer service and satisfaction. Our principal strategy is to acquire, manage and build VMS businesses. Most of the VMS businesses that we acquire have the potential to be leaders within their particular markets. We target the VMS sector because of the attractive economics that it provides and our belief that our management teams understand those economics better than many of our competitors.

We are a global provider of enterprise software solutions serving a variety of distinct vertical markets. The Company is organized around two reportable segments: (i) the public sector segment, which primarily includes businesses focused on government and government-related customers, and (ii) the private sector segment, which primarily includes businesses focused on commercial customers. The vertical markets in which we participate in each sector include:

Public Sector

• Public transit operators	• Asset management	• Municipal systems
• Para transit operators	• Fleet and facility management	• School administration
• School transportation	• District attorney	• Public safety
• Non-emergency medical	• Taxi dispatch	• Healthcare
• Ride share	• Benefits administration	• Court
• Local government	• Insurance	• Marine asset management
• Agri-business	• Collections management	• Electric utilities
• School and special library information systems	• Rental	• Water utilities

Private Sector

• Private clubs & daily fee golf courses	• Lease management	• Window manufacturers
• Construction	• Winery management	• Cabinet manufacturers
• Food services	• Buy here pay here dealers	• Made-to-order manufacturers
• Health clubs	• RV and marine dealers	• Window and other dealers
• Moving and storage	• Pulp & paper manufacturers	• Multi-carrier shipping
• Metal service centers	• Real estate brokers and agents	• Supply chain optimization
• Attractions	• Outdoor equipment dealers	• Multi-channel distribution
• Leisure centers	• Pharmaceutical and biotech manufacturers	• Wholesale distribution
• Education	• Healthcare electronic medical records	• Third party logistics warehouse management systems
• Radiology & laboratory information systems	• Homebuilders	• Retail management and distribution
• Product licensing	• Event management	• Association management
• Tire distribution	• Salons and spas	• Public housing authorities
• Housing finance agencies	• Municipal treasury & debt systems	• Real estate brokers and agents

Our head and registered office is located at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6. We have more than 200 other offices worldwide including in the United States, Denmark, Italy, Germany, Switzerland, the United Kingdom, the Netherlands and Romania.

DESCRIPTION OF THE RIGHTS

Rights and Rights Certificates

The Company is issuing to each Shareholder of record at the close of business (Toronto time) on the Record Date one Right for each Common Share held by such Shareholder. Every 21.192 Rights entitle the holder thereof to subscribe for C$100 principal amount of Debentures at a price of C$95.00 per C$100 principal amount of Debentures purchased. The Rights are fully divisible and fully transferable into and within Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act. See “– Sale or Transfer of Rights”.

The Rights are evidenced by Rights Certificates registered in the name of the Shareholder entitled thereto. Each Shareholder, other than an Ineligible Holder, will receive a Rights Certificate evidencing the total number of Rights to which such Shareholder is entitled. Subject to certain exceptions, Rights Certificates may not be held directly by, and subscriptions for Debentures will not be accepted from, Ineligible Holders. See “– Ineligible Holders”.

Shareholders that hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing Rights held through CDS Participants will be issued in registered form to, and in the name of, CDS or its nominee. See “– Common Shares Held Through CDS”.

Subscription Privilege

Every 21.192 Rights entitle the holder thereof to subscribe for C$100 principal amount of Debentures prior to the Expiry Time on the Expiry Date at a price of C$95.00 per C$100 principal amount of Debentures purchased. Rights will be eligible for exercise commencing on •, 2014 (the “Commencement Date”). Rights not exercised by the Expiry Time on the Expiry Date will be void and of no further value. A holder of Rights that subscribes for some, but not all, of the Debentures which such holder is entitled to subscribe for will be deemed to have elected to waive the unexercised balance of such Rights. For information on how to exercise the Subscription Privilege, see “– Common Shares Held in Registered Form – How to Complete the Rights Certificate”.

Fractional Debentures will not be issued upon the exercise of Rights. Each holder of a Rights Certificate which evidences a number of Rights not evenly divisible by 21.192 will have the right to round up the principal amount of Debentures it is entitled to subscribe for to the next nearest multiple of C$100.

Subscription Agent

Computershare Trust Company of Canada (the “Subscription Agent”) has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights and to perform certain services relating to the exercise and transfer of Rights. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

Computershare Investor Services Inc.

PO Box 7021

31 Adelaide St E

Toronto ON M5C 3H2

Attn: Corporate Actions

The Subscription Agent can be reached by telephone at 1-800-564-6253 or 1-514-982-7555 or by e-mail at corporateactions@computershare.com.

Common Shares Held Through CDS

For Common Shares held through a CDS Participant in the book-based system administered by CDS, a global certificate representing the aggregate number of Rights held through CDS Participants will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. Each Shareholder who holds Common Shares through a CDS Participant (a “Beneficial Shareholder”) will receive a confirmation of the number of Rights issued to such holder from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

In order to exercise Rights held through a CDS Participant, a Beneficial Shareholder must (a) instruct the CDS Participant holding such Rights to exercise all or a specified number of such Rights and (b) forward to such CDS Participant the Subscription Price for each Debenture that such Beneficial Shareholder wishes to subscribe for. Subscriptions for Debentures made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Debentures once submitted.

The Subscription Price for Rights held through a CDS Participant is payable in Canadian dollars by certified cheque, bank draft or money order payable to the CDS Participant by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for any Rights exercised must be paid at the time of subscription and must be received by the Subscription Agent at one of the Subscription Offices prior to 4:30 p.m. (Toronto time) on the Expiry Date. Accordingly, a holder of Rights held through a CDS Participant must deliver its payment and subscriptions sufficiently in advance of the Expiry Date to allow the CDS Participant through which such Rights are held to properly exercise such Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate. Beneficial Shareholders must arrange purchases or transfers of Rights through their CDS Participant.

Common Shares Held in Registered Form

Shareholders who hold Common Shares in registered form (“Registered Shareholders”) will be mailed a copy of this prospectus and a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled to receive.

In order to exercise Rights represented by the Rights Certificate, Registered Shareholders must complete and deliver the Rights Certificate in accordance with the instructions set out under “– Common Shares Held in Registered Form – How to Complete the Rights Certificate”.

Rights not exercised by 4:30 p.m. (Toronto time) on the Expiry Date will be void and of no value. The Subscription Price for Rights exercised by Registered Shareholders is payable in Canadian dollars by certified cheque, bank draft or money order payable to the Subscription Agent or by electronic funds transfer or other similar payment mechanism acceptable to the Subscription Agent.

How to Complete the Rights Certificate

1.

Form 1 – Subscription Privilege. Every 21.192 Rights entitle the holder thereof to subscribe for C$100 principal amount of Debentures at a price of C$95.00 per C$100 principal amount of Debentures purchased. The maximum number of Rights that may be exercised pursuant to the Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. If Form 1 on the Rights Certificate is completed so as to exercise some but not all of the Rights represented by a Rights Certificate, the holder of such Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

Only subscriptions for whole Debentures will be accepted. Each holder of a Rights Certificate which evidences a number of Rights not evenly divisible by 21.192 will have the right to round up the principal amount of Debentures it is entitled to subscribe for to the next nearest multiple of C$100.

Completion of Form 1 on the Rights Certificate constitutes a representation by the holder thereof that the holder is not a resident or national of an Ineligible Jurisdiction and is not an Ineligible Holder or an agent of a person who is a national or resident of an Ineligible Jurisdiction or an Ineligible Holder.

2.

Form 2 – Transfer of Rights. Only a holder of Rights who wishes to transfer the Rights represented by a Rights Certificate should complete and sign Form 2 on the Rights Certificate. To complete a transfer, a holder of Rights must complete Form 2 on the Rights Certificate and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signature of the transferee on Form 1 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 2 is completed, the Company and the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

3.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights to a person outside the United States where neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act.

4.

Form 3 – Dividing or Combining. Only a holder of Rights who wishes to divide or combine the Rights represented by a Rights Certificate should complete and sign Form 3 on the Rights Certificate. Rights Certificates need not be endorsed if the new Rights Certificate(s) will be issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.

Payment. The Subscription Price of C$95.00 per Debenture, is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Trust Company of Canada” or by electronic funds transfer or other similar payment mechanism acceptable to the Subscription Agent.

6.

Delivery. Holders of Rights who exercise their right to subscribe for Debentures must complete and mail the enclosed Rights Certificate to the Subscription Agent, together with payment of the Subscription Price, in the enclosed return envelope. The completed Rights Certificate and payment of the Subscription Price must be received by the Subscription Agent by no later than 4:30 p.m. (Toronto time) on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the holder of a Rights Certificate must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its securityholders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Debentures is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Debentures pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

If a holder of a Right has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent at 1-800-564-6253 or 1-514-982-7555 or by e-mail at corporateactions@computershare.com.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

A holder of Rights in registered form may sell or transfer some or all of such Rights to any person who is not an Ineligible Holder. A holder who wishes to transfer some or all of its Rights must complete Form 2 on the Rights Certificate and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). See “– Common Shares Held in Registered Form – How to Complete the Rights Certificate”. Holders who hold their Rights through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant.

Dividing or Combining Rights Certificates

Rights Certificates may be divided or combined by completing Form 2 on the Rights Certificate and delivering the Rights Certificate to the Subscription Agent in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder. See “– Common Shares Held in Registered Form – How to Complete the Rights Certificate”.

Ineligible Holders

This prospectus covers the distribution of the Offered Securities in the Eligible Jurisdictions only. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Debentures in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. Rights Certificates will not be sent to any Shareholders with addresses of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any Shareholders with addresses of record in an Ineligible Jurisdiction. Instead, Ineligible Holders will be sent a copy of this prospectus together with a letter advising them that their Rights Certificates will be held by the

Subscription Agent as agent for the benefit of all such Ineligible Holders. The letter will also set out the conditions required to be met, and procedures that must be followed, in order for Ineligible Holders to participate in the Offering.

Notwithstanding any of the foregoing, the Company may accept subscriptions from Ineligible Holders if the Company determines that the offering to and subscription by such person is lawful and in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such person is resident (each an “Approved Eligible Holder”). Shareholders who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Shareholders with addresses of record in an Ineligible Jurisdiction will be held by the Subscription Agent until 4:30 p.m. (Toronto time) on •, 2014 in order to provide such holders with the opportunity to satisfy the Company that (i) the holder is resident in an Eligible Jurisdiction or (ii) the exercise of their Rights will not be in violation of securities and other laws applicable in the Ineligible Jurisdiction where such person is resident. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on the open market on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. The proceeds from the sale of Rights by the Subscription Agent (net of brokerage fees and selling expenses and, if applicable, costs incurred and Canadian withholding taxes) will be divided on a pro rata basis among registered Ineligible Holders and delivered to such Ineligible Holders as soon as reasonably practicable, provided that amounts of less than C$100 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of Rights or the inability of the Subscription Agent to sell the Rights. Neither the Company nor the Subscription Agent will be subject to any liability for or in connection with the sale of, or failure to sell, any Rights on behalf of Ineligible Holders. There is a risk that the proceeds received from the sale of Rights issued in respect of Common Shares held by Ineligible Holders will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights, in which case no proceeds will be remitted to Ineligible Holders.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of any of the Offered Securities may have tax consequences in Canada and in the jurisdiction in which they reside which are not described in this prospectus. Such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Offered Securities.

Debenture Certificates

Debentures issued in connection with the Rights Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights have been properly and duly transferred. The certificates representing such Debentures will be delivered by mail to the address of the subscriber as it appears on the Rights Certificate, unless otherwise directed, or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate as soon as practicable after the Expiry Date. Except as otherwise described under “– Ineligible Holders”, Debentures will not be issued to or on behalf of any holders of Rights with addresses of record in an Ineligible Jurisdiction.

Holders of Rights that hold their Rights through a CDS Participant will not receive physical certificates evidencing their ownership of Debentures issued upon the exercise of Rights. Upon the closing of the Offering, a global certificate representing such Debentures will be issued in registered form to, and in the name of, CDS or its nominee.

DESCRIPTION OF THE DEBENTURES

The following description of the Debentures is a brief summary of their material attributes and characteristics. The following summary uses words and terms which are defined in the trust indenture to be entered into on or prior to the closing of the Offering between the Company and Computershare Trust Company of Canada (the “Debenture Trustee”) in respect of the Debentures, as amended or supplemented from time to time (the “Indenture”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the Indenture.

The Debentures will be issued as a single series under and pursuant to the provisions of the Indenture. The Company may, from time to time, without the consent of Debentureholders, issue additional Debentures or other debentures in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing of the Offering and will have a maturity date of March 31, 2040 (the “Maturity Date”). The Debentures will be issuable only in denominations of C$100 and integral multiples thereof.

The Debentures will be direct obligations of CSI and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to all Senior Indebtedness of the Company as described under “Description of the Debentures – Subordination”. The Indenture does not restrict CSI from incurring additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Debentures will rank pari passu with every other series of debentures that have been issued, or may hereafter be issued, under the Indenture including the Debentures.

Interest Rate

From and including the date of issue to but excluding March 31, 2015, the Debentures will bear interest at a rate of 7.4% per annum (the “Initial Rate”). From and including March 31, 2015 to but excluding the Maturity Date, the interest rate applicable to the Debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the Cost of Living Adjustment (as defined below) (which amount may be positive or negative) plus 6.5% (“Floating Interest”). Notwithstanding the foregoing, the interest rate applicable to the Debentures will at no time be less than 0%. Interest, if any, will be payable quarterly in arrears in equal instalments on March 31, June 30, September 30 and December 31 in each year, commencing on March 31, 2015. The first interest payment will include interest accrued from and including the date of the closing of the Offering to, but excluding, March 31, 2015. The Initial Rate will only apply to the Debentures in respect of the first interest payment on March 31, 2015. Effective March 31, 2015, the interest payable on the Debentures will be based on the applicable Floating Interest rate.

For the purposes hereof:

“Cost of Living Adjustment” means, in any given year, the annual average percentage change in the CPI Index during the 12 month period ending on December 31 in the prior year.

“CPI Index” means the index called the “All-items Consumer Price Index” published by Statistics Canada in its monthly publication, adjusted for base year 2002 (2002=100) and rebased from time to time, provided that if the Government of Canada determines not to publish such index, then the term “CPI Index” means whatever substitute index is used to determine the Government of Canada’s obligations under its real return bonds if any Government of Canada real return bonds are then outstanding, or if there is no such index or compilation, the term “CPI Index” means a similar measure determined by the Issuer, acting reasonably.

The principal and interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture.

Redemption and Purchase at the Option of the Company

The Company will not have any right to redeem the Debentures prior to March 31, 2015. As described below, on and after this date, the Company will, on an annual basis, have a 15 day notice period within which to provide notice to holders of Debentures of its intention to redeem some or all of such Debentures on a date that is five years following the end of such notice period.

On March 31 of each year beginning on March 31, 2015, the Debentures may be redeemed, in whole or in part, at the option of the Company on not more than five years and 15 days’ and not less than five years’ notice to holders of Debentures, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for redemption. For example, if the Company chooses to exercise its right to redeem the Debentures on March 31, 2015, the Company would be required to deliver notice of such redemption to holders of Debentures during the period beginning on March 16, 2015 and ending on March 31, 2015, and the effective date of redemption would be March 31, 2020. Given the foregoing, the first possible redemption date is March 31, 2020.

The Company’s ability to redeem the Debentures will be subject to compliance with the terms of the Senior Indebtedness at the time of redemption and may be restricted in certain circumstances. See “Description of the Debentures – Subordination” and “Risk Factors – Prior Ranking Indebtedness”.

CSI will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an Event of Default (as defined below) has occurred and is continuing, the Company will not have the right to purchase the Debentures by private contract.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

Investor Put Rights

Holders of Debentures will not have any right to require the Company to repurchase all or any portion of the Debentures prior to March 31, 2015. As described below, on and after this date, holders of Debentures will, on an annual basis, have a 15 day notice period within which to provide notice to the Company of its intention to redeem some or all of such Debentures on a date that is five years following the end of such notice period.

On March 31 of each year beginning on March 31, 2015, holders of Debentures may require the Company to repurchase (or may “put”) the Debentures, in whole or in part, on not more than five years’ and 15 days’ and not less than five years’ notice to the Company, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for repurchase. For example, if a holder of Debentures chooses to exercise its right to have the Company repurchase such holder’s Debentures on March 31, 2015, the holder would be required to deliver notice of such repurchase to the Company during the period beginning on March 16, 2015 and ending on March 31, 2015, and the effective date of repurchase would be March 31, 2020. Given the foregoing, the first possible repurchase date is March 31, 2020.

The Company’s ability to repurchase the Debentures will be subject to compliance with the terms of the Senior Indebtedness at the time of repurchase and may be restricted in certain circumstances. See “Description of the Debentures – Subordination” and “Risk Factors – Prior Ranking Indebtedness”. In addition, once a holder of Debentures has exercised its put right in respect of some or all of the Debentures held by such holder (the “Puttable Debentures”), the Puttable Debentures will be held in escrow by the Debenture Trustee and will no longer be transferable over the facilities of any stock exchange or otherwise. See “Risk Factors – Exercise of Put Rights”.

Failure to Pay Interest on an Interest Payment Date

Common Share Dividend and Buyback Stopper. If, on any interest payment date, the Company fails to pay the interest on the Debentures in full, the Company will not (i) declare dividends of any kind on the Common Shares, nor (ii) participate in any share buyback or redemption involving the Common Shares, until the Company first pays such interest (or the unpaid portion thereof) to holders of Debentures.

Interest Will Form Part of Principal Amount Outstanding. Any unpaid interest in respect of the Debentures that the Company fails to pay to the holders of Debentures on an interest payment date will form part of the principal amount of such Debentures (the “New Principal Amount”) and will be subject to interest in accordance with the terms of the Debentures. The New Principal Amount will be due and payable on the occurrence of any event giving rise to the obligation of the Company to pay or cause the payment of the redemption price, as the case may be, as part of such price and not prior thereto.

Payment upon Redemption or Maturity

On redemption or at the Maturity Date, CSI will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

Cancellation

All Debentures redeemed or purchased as described herein will be cancelled and may not be reissued or resold.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, in the circumstances referred to below and also more particularly as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. “Senior Indebtedness” of the Company is defined in the Indenture as all indebtedness of the Company (whether outstanding as at the date of the Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be pari passu with, or subordinate in right of payment to, the Debentures, which includes the Company’s existing credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of US$650 million (the “Credit Facility”). The Indenture does not limit the ability of the Company to incur additional indebtedness, including additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, all creditors under any Senior Indebtedness will receive payment in full before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, including, without limitation, in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.

The Indenture also provides that neither the Debenture Trustee nor the Debentureholders shall be entitled to demand or otherwise attempt to enforce in any manner, institute proceedings for the collection of, or institute any proceedings against the Company including, without limitation, by way of any bankruptcy, insolvency or similar proceedings or any proceeding for the appointment of a receiver, liquidator, trustee or other similar official (it being understood and agreed that the Debenture Trustee and/or the Debentureholders shall be permitted to take any steps necessary to preserve the claims of the Debentureholders in any such proceeding and any steps necessary to prevent the extinguishment or other termination of a claim or potential claim as a result of the expiry of a limitation period provided that any such steps do not interfere with the enforcement by any holder of any Senior Indebtedness of its rights and remedies), or receive any payment or benefit in any manner whatsoever on account of indebtedness represented by the Debentures (the “Senior Indebtedness Postponement Provisions”) without the prior written consent of the lenders under the Senior Indebtedness.

In addition to the foregoing, pursuant to the terms of the Credit Facility, the Company will not be permitted to make any payment of principal or interest in respect of the Debentures unless both before and immediately after each such payment no event of default (as defined under the Credit Facility) has occurred and is continuing, and provided further that the Company may only redeem or purchase Debentures for cancellation if, immediately after such redemption or purchase, the aggregate of the amount that the Company is entitled to borrow under the Credit Facility plus available cash is equal to or greater than US$25,000,000.

Put Right upon a Change of Control

Upon the occurrence of a change of control of the Company involving the acquisition of voting control or direction of more than 50% of the votes represented by the issued and outstanding Common Shares by any person or group of persons acting jointly or in concert (a “Change of Control”), each holder of Debentures may require the Company to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the “Change of Control Put Date”), the whole or any part of such holder’s Debentures at a price equal to 100% of the principal amount thereof (the “Change of Control Put Price”) plus accrued and unpaid interest up to, but excluding, the Change of Control Put Date.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Change of Control Put Date, the Company will have the right to redeem all the remaining Debentures on such date at the Change of Control Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Change of Control Put Date and, as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase.

Reinvestment Plan

Following Closing, subject to regulatory approval, the Company intends to adopt a reinvestment plan pursuant to which holders of Debentures will be entitled to elect to have interest payable on the Debentures reinvested in additional Debentures, which Debentures will either be issued from treasury or purchased on the open market. Notwithstanding the foregoing, the Company reserves the right to cancel any such plan at any time at its option.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which will make binding on all Debentureholders resolutions passed at meetings of the holders of the debentures issued under the Indenture by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the then outstanding debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding debentures. In certain cases, the modification will, instead of or in addition to the foregoing, require assent by the holders of the required percentage of debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Indenture provides that an event of default (“Event of Default”) in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure to pay principal or premium, if any, on the Debentures, whether at the Maturity Date, upon redemption, by acceleration or otherwise; or (ii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws. Subject to the Senior Indebtedness Postponement Provisions, if an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and accrued interest on all outstanding Debentures to be immediately due and payable.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts executed and to be performed entirely in such Province.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company’s share or loan capital on a consolidated basis since March 31, 2014 to the date of this prospectus. After giving effect to the Offering, a minimum of C$50,000,000 and a maximum of C$100,000,000 principal amount of the Debentures will be outstanding. The net proceeds from the Offering are expected to be used by the Company to pay down existing indebtedness under the Credit Facility. See “Use of Proceeds”.

USE OF PROCEEDS

The estimated net proceeds to the Company from the Offering, after deducting the expenses of the Offering estimated to be approximately C$•, will be approximately C$•. The net proceeds from the Offering are expected to be used by the Company to pay down existing indebtedness under the Credit Facility. The Credit Facility may be used by the Company for general corporate purposes, including acquisitions.

The Company intends to spend the funds available to the Company as stated in this short form prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

PLAN OF DISTRIBUTION

Each Shareholder of record on the Record Date will receive one Right for each Common Share held. This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Debentures issuable on the exercise of the Rights in each of the provinces and territories of Canada, and also covers the offer and sale of the Debentures issuable upon exercise of the Rights within the United States under the U.S. Securities Act. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Debentures in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.

The Offered Securities have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or to Ineligible Holders or a solicitation therein or thereto of an offer to buy any securities. Rights Certificates will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering – Ineligible Holders”.

There is currently no market through which the Rights or the Debentures may be sold, and purchasers of Debentures may not be able to resell Debentures acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop for the Rights or the Debentures or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights or the Debentures does not develop, the pricing of the Rights or the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights or the Debentures may be adversely affected. The closing of the Offering will be conditional on the listing of the Rights and Debentures on the TSX.

The Company will not issue any Debentures unless a minimum of C$50,000,000 principal amount of Debentures will be issuable upon the exercise of Rights by the holders thereof. The Subscription Agent will hold in trust all funds received from the subscriptions until the minimum offering amount has been raised. If the minimum offering amount is not achieved, the Subscription Agent will return the funds to the holders of Rights without any deductions.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations applicable to a holder in respect of the receipt, exercise and disposition of Rights under the Offering and of acquiring, holding and disposing of Debentures received upon the exercise of Rights. This summary is only applicable to a holder of Rights who acquires such rights under this Offering and a holder who acquires, as beneficial owner, Debentures pursuant to the exercise of Rights (a “Holder”) and who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada for purposes of the Tax Act, holds the Rights and Debentures as capital property and deals at arm’s length with, and is not affiliated with, the Company. Generally, the Rights and Debentures will be considered to be capital property to a Holder provided the Holder does not hold the Debentures in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

Certain Holders who might not otherwise be considered to hold their Debentures (but not their Rights) as capital property may, in certain circumstances, be entitled to have their Debentures and all other “Canadian securities” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark to market rules; (ii) an interest in which would be a “tax shelter investment”; (iii) that is a “specified financial institution”; (iv) who makes or has made a “functional currency” reporting election; or (v) that enters into a “derivative forward agreement” with respect to the Debentures (each as defined in the Tax Act). Any such Holder should consult its own tax advisor with respect to the income tax consequences associated with Rights and Debentures.

This summary is based upon the provisions of the Tax Act and the regulations promulgated thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by it prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Rights or any prospective purchaser or holder of Debentures, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of Rights and Debentures should consult their own tax advisors with respect to their particular circumstances.

Holders who are not residents of Canada should consult their own tax advisors in connection with the Canadian federal income tax considerations relevant to acquiring, holding and disposing of Rights and Debentures.

Receipt of Rights

A Holder who receives a Right pursuant to this Offering will be required to include the fair market value of such Right at the time of receipt in computing the Holder’s income for purposes of the Tax Act. The cost of the Right received for purposes of the Tax Act will equal such amount included in the Holder’s income. In determining the adjusted cost base to the Holder of a Right, the cost of each Right held by a Holder will be averaged with the adjusted cost base of each other identical Right.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Holder upon the exercise of Rights. Debentures acquired by a Holder upon the exercise of Rights will have a cost to the Holder equal to the aggregate of the subscription price paid by a Holder plus the adjusted cost base to the

Holder of the exercised Rights (if any). In determining the adjusted cost base to the Holder of a Debenture, the cost of each Debenture held by a Holder will be averaged with the adjusted cost base of each other identical Debenture (determined in accordance with the Tax Act) held by the Holder.

Disposition of Rights

A Holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the Holder. The cost of a Right acquired by a Holder will be averaged with the adjusted cost base of all other Rights held by that Holder as capital property for the purposes of determining the adjusted cost base to that Holder of each Right so held.

Expiry of Rights

The expiry of an unexercised Right will result in a capital loss to a Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “– Capital Gains and Capital Losses”.

Interest on Debentures

Debentures are indexed debt obligations for purposes of the Tax Act. Accordingly, the normal rules which require certain taxpayers to include interest in income on an accrual basis will not apply. Rather, a Holder of Debentures will be required to include in its income for each taxation year in which the Holder owned a Debenture any Initial Rate interest and Floating Interest which has been received or become receivable by the Holder in that taxation year, depending upon the method regularly followed by the Holder in computing income, except to the extent that the Holder included such amounts in income for a preceding year.

The particular rules in the Tax Act relating to indexed debt obligations are complex. Holders are urged to consult their own tax advisors concerning the application of such rules.

Dispositions of Debentures

A disposition or deemed disposition of a Debenture by a Holder, including redemption, or repayment on maturity should generally result in the Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Holder’s adjusted cost base thereof and any reasonable costs of disposition. For this purpose, proceeds of disposition generally will not include amounts required to be included in income as interest. Such capital gain (or capital loss) will be subject to the tax treatment described below under “– Capital Gains and Capital Losses”.

Upon a disposition or deemed disposition of a Debenture, interest (including amounts deemed to be interest) accrued thereon to the date of disposition will be included in computing the income of the Holder as described above under “Interest on Debentures”, and will be excluded in computing the Holder’s proceeds of disposition of the Debenture.

A Holder who has over-accrued interest income in respect of a Debenture generally will be entitled to a deduction in computing the Holder’s income for the taxation year in which the Debenture is disposed of in an amount equal to such over accrued income.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Holder will be included in the Holder’s income as a “taxable capital gain” and one-half of any capital loss (an “allowable capital loss”) realized by a Holder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Alternative Minimum Tax

Capital gains realized by a Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6  2⁄3% on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains and interest.

RISK FACTORS

Before purchasing the Debentures subscribers should carefully consider the following risk factors as well as those set out in the AIF incorporated by reference into this prospectus in addition to the other information contained in this prospectus and incorporated by reference in this prospectus. See “Documents Incorporated by Reference”. Additional risks and uncertainties not presently known or that the Company currently considers immaterial also may impair the Company’s business and operations and cause the price of the Debentures to decline. If any of the events contemplated in the risk factors described below or in the documents incorporated by reference actually occur, the Company’s business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Debentures could decline, and purchasers of the Debentures may lose all or part of their investment.

In addition to the other information set forth elsewhere in this prospectus and in the documents incorporated by reference, prospective investors should carefully review the following risk factors:

Market for Securities. There is currently no market through which the Rights or the Debentures may be sold and there is no guarantee that an active trading market will develop. Accordingly, purchasers may not be able to sell the Rights or Debentures distributed under this prospectus. This may affect the pricing of the Rights or Debentures in the secondary market, the transparency and the availability of trading prices and the liquidity of the Rights or Debentures. There can be no assurance that an active trading market will develop for the Rights or Debentures after the Offering, or if developed, that such market will be sustained at the Offering Price.

Market Conditions. The market price of the Debentures will be based on a number of factors, including: (i) the prevailing interest rates being paid by the companies similar to CSI, (ii) the overall condition of the financial and credit markets, (iii) interest rate volatility, (iv) fluctuations in the CPI Index, (v) the markets for similar securities, (vi) the financial condition, results of operation and prospects of CSI, (vii) changes in the industry in which CSI operates and competition affecting CSI, and (viii) general market and economic conditions. The price at which the Rights or Debentures will trade cannot be accurately predicted.

Additional Indebtedness. The Indenture does not limit the ability of the Company to incur additional debt or liabilities (including Senior Indebtedness). In order to finance acquisitions from time-to-time, the Company expects to draw down additional indebtedness under its Credit Facility. The additional indebtedness will increase the interest payable by the Company from time-to-time until such amounts are repaid, which will represent an increase in the Company’s cost and a potential reduction in the Company’s income. In addition, the Company may need to find additional sources of financing to repay this amount when it becomes due. There can be no guarantee that the Company will be able to obtain financing on terms acceptable to it or at all at such time.

Prior Ranking Indebtedness. The Debentures are unsecured and the payment of principal and interest thereon will be subordinate to all existing and future Senior Indebtedness of the Company. The Indenture does not limit the ability of the Company to incur additional debt or liabilities (including Senior Indebtedness). Principal and interest will be payable on the Debentures only if no event of default exists under the Senior Indebtedness immediately before or after such payment is due and any other terms of the Senior Indebtedness have been complied with. In addition, the Credit Facility currently prohibits the redemption or repurchase of the Debentures unless the aggregate of the amount that the Company is entitled to borrow under the Credit Facility plus available cash is equal to or greater than US$25,000,000. The Credit Facility expires on February 29, 2016, following which time the Company may enter into a new credit facility with one or more lenders. The terms of any new credit facility may contain additional restrictions on the Company’s ability to redeem or repurchase the Debentures, but the nature and extent of such restrictions is not known and cannot be predicted. Enforcement of the Debentures, including the issuance of a bankruptcy petition, will require the consent of the lenders under the Senior Indebtedness.

Interest Rate will be Reset. The interest rate in respect of the Debentures will reset on an annual basis beginning on March 15, 2015 and will be based on changes in the CPI Index over the prior calendar year. In each case, the new interest rate is unlikely to be the same as, and may be lower than, the interest rate for the applicable preceding period. As a result, the amount of interest payable on the Debentures may rise or fall from one year to the next and such variations may be material during periods of significant changes in the CPI Index. In circumstances where the change in the Cost of Living Adjustment is negative from one year to another, the interest rate applicable to the Debentures for the following period could be as low at 0%. The Initial Rate will only apply to the Debentures in respect of the first interest payment on March 31, 2015. Effective March 31, 2015, the interest payable on the Debentures will be based on the applicable Floating Interest rate.

Ability to Defer Interest Payments. Any failure by the Company to pay the interest on the Debentures in full on any interest payment date will not constitute an event of default under the Trust Indenture and holders of Debentures will have no right to accelerate payment of the principal amount outstanding under such Debentures. Although the Company will not be permitted to declare dividends of any kind on the Common Shares and will not be permitted to participate in any share buyback or redemption involving the Common Shares until the Company first pays any outstanding interest (or the unpaid portion thereof) to holders of Debentures, holders of Debentures will not have an immediate right to receive such outstanding interest. Instead, any unpaid interest will form part of the principal amount of such Debentures and will only become due and payable on the occurrence of any event giving rise to the obligation of the Company to pay or cause the payment of the redemption price, as the case may be, as part of such price and not prior thereto.

Redemption of Debentures. The Debentures are redeemable annually, upon no more than five years’ and 15 days’ and no less than five years’ notice, and upon a Change of Control. Redemption could occur when prevailing interest rates are lower than the rate born by the Debentures. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Debentures being redeemed. The Company’s redemption right also may adversely impact a purchaser’s ability to sell Debentures as the optional redemption date or period approaches.

Exercise of Put Rights. A holder of Debentures will have the right to require the Company to repurchase some or all of its Debentures annually. However, in order to excise its put rights, a holder of Debentures must provide the Company with no more than five years’ and 15 days’ and no less than five years’ notice and must deposit its Puttable Debentures with the Debenture Trustee during this 60 month period. During this time, the Puttable Debentures will no longer be transferable over the facilities of any stock exchange or otherwise.

Use of Proceeds of the Offering. As set out under “Use of Proceeds” in this prospectus, the Company intends to use the proceeds of the Offering to pay down existing indebtedness under the Credit Facility. There may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that the board of directors and management believe are in the Company’s best interests.

Prevailing Yields on Similar Securities. Prevailing yields on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Debentures are Subject to the Credit Risk of the Company. The obligation to make payments under the Debentures is an obligation of the Company. The likelihood that holders of Debentures will receive payments owing to them under the Debentures will depend on the financial health and creditworthiness of the Company. The Debentures have not been assigned a credit rating.

Senior Indebtedness Refinancing Risk. The Company’s Credit Facility expires on February 29, 2016. Although the Company may enter into a new credit facility with one or more lenders on or prior to the expiry of the Credit Facility, the terms of such credit facility cannot be predicted and may contain terms or conditions that are more onerous or restrictive than the Credit

Facility. The Company’s ability to replace the Credit Facility on favourable terms will be dependent on, among other factors, the operating performance of the Company, future debt market conditions, the level of future interest rate spreads, and prospective lenders’ assessment of the Company’s credit risk at such time. If the Company is unable to obtain a new credit facility on favourable terms, the Company’s ability to complete acquisitions may be negatively impacted, which may have an adverse effect on the Company’s financial performance.

There may be Changes in Legislation or Administrative Practices that adversely affect Holders of Debentures. There can be no assurance that income tax, securities and other laws or the administrative practices of any government agency will not be amended or changed in a manner which adversely affects Debentureholders.

Subscription Rights May Not be Revoked. Subject to the Company’s right to terminate the Offering at any time, upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Debentures is irrevocable.

The Company May Terminate the Offering. The Company may, in its sole discretion, decide not to continue with the Offering or to terminate the Offering at any time. This decision could be based on many factors, including a failure to meet the minimum subscription amount of due to market conditions. The Company currently has no intention to terminate the Offering, but reserves the right to do so. If the Company elects to cancel or terminate the Offering, nether the Company nor the Subscription Agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments the Subscription Agent received.

Inability of Company to Purchase Debentures. Upon the occurrence of a Change of Control of the Company, each Debentureholder may require the Company to purchase, on the date which is 30 days following the giving of notice of the Change of Control, the whole or any part of such holder’s Debentures at a price equal to 100% of the principal amount plus accrued and unpaid interest up to, but excluding, the Change of Control Put Date. It is possible that upon a Change of Control, the Company will not have sufficient funds to make the required repurchase of Debentures or that restrictions contained in other indebtedness will restrict those purchases. See “Description of the Debentures – Put Right upon a Change of Control”.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios and pro forma earnings coverage ratios are calculated on a consolidated basis for the 12 month periods ended December 31, 2013 and March 31, 2014, and are derived from the audited consolidated financial statements of the Company as at and for the year ended December 31, 2013 and the unaudited consolidated financial statements of the Company as at and for the 3 months ended March 31, 2014, respectively. The pro forma earnings coverage ratios have been prepared as at December 31, 2013, as adjusted to give effect to the issuance of the Debentures as if such issuance had occurred at the beginning of the calculation period.

The borrowing costs of the Company, after adjustment for new financial liabilities, for the twelve month period ended December 31, 2013 were approximately US$9.7 million and for the twelve month period ended March 31, 2014 were approximately US$10.1 million. The borrowing costs of the Company for the twelve month period ended December 31, 2013 and the twelve month period ended March 31, 2014, in each case after adjustment for new financial liabilities and after giving effect to the issuance of the Debentures, were approximately US$15.2 million and US$15.5 million respectively. The profit attributable to owners of the Company before borrowing costs and taxes for the twelve month period ended December 31, 2013 was approximately US$107 million and for the twelve month period ended March 31, 2014 was approximately US$111.8 million, in each case after giving effect to the expenses of the Offering. This represents earnings coverage ratios of 11.0 for the twelve month period ended December 31, 2013 and 11.1 for the twelve month period ended March 31, 2014, in each case on a historical basis, and 7.0 for the twelve month period ended December 31, 2013 and 7.2 for the twelve month period ended March 31, 2014, in each case after giving effect to the issuance of the Debentures.

The earnings coverage ratios noted above include a deduction for amortization of approximately US$161.8 million in the 12 month period ended December 31, 2013 and approximately US$166.1 million in the 12 month period ended March 31, 2014. If the earnings coverage ratios were adjusted to add back this non-cash deduction, the historical earnings coverage ratios would be 27.6 and 27.6 for the 12 month periods ended December 31, 2013 and March 31, 2014, respectively, and the earnings coverage ratios after giving effect to the issuance of the Debentures would be 17.7 and 17.9 for the 12- month periods ended December 31, 2013 and March 31, 2014, respectively.

EXPERTS

Certain legal matters relating to the issue and sale of Debentures offered hereby will be passed upon on behalf of the Company by McCarthy Tétrault LLP. As of the date of this prospectus, the partners and associates of McCarthy Tétrault LLP collectively own less than one percent of the Company’s issued and outstanding common shares.

LEGAL PROCEEDINGS

We and our subsidiaries are engaged in legal actions from time to time, arising in the ordinary course of business. None of these actions, individually or in the aggregate, are expected to have a material adverse effect on our consolidated financial position or results of operations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, 4100 Yonge Street, Suite 200, Yonge Corporate Centre, North York, Ontario M2P 2H3.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal transfer office in Toronto, Ontario.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Additional information relating to our Company may be found on the Internet at the SEDAR website (www.sedar.com).

CERTIFICATE OF THE COMPANY

Dated: June 13, 2014.

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada.

By: (Signed) MARK LEONARD	By: (Signed) JAMAL BAKSH
President (as Chief Executive Officer)	Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) Mark Miller	By: (Signed) Jeff Bender
Director	Director

C-1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

2.1	The Registrant’s annual information form for the year ended December 31, 2013, dated March 28, 2014.

2.2	The Registrant’s consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, together with the auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4	The Registrant’s condensed consolidated interim financial statements for the three months ended March 31, 2014.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.6	The Registrant’s management information circular dated August 30, 2013.

2.7	The Registrant’s management information circular dated March 27, 2014.

2.8	The Registrant’s business acquisition report dated March 6, 2014, regarding the acquisition of Total Specific Solutions (TSS) (B.V.).

3.1	Consent of KPMG LLP.

3.2	Consent of McCarthy Tétrault LLP.

3.3	Consent of BDO Audit & Assurance B.V. (Netherlands)

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

5.1*	Form of indenture between the Registrant and Computershare Trust Company of Canada

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on July 22, 2014.

CONSTELLATION SOFTWARE INC.

By:	/s/ Jamal Baksh
Name: Jamal Baksh
Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Leonard and Jamal Baksh, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement , and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on July 22, 2014.

Signature	Title

/s/ Mark Leonard Mark Leonard	President and Chairman of the Board (Principal Executive Officer)

/s/ Jamal Baksh Jamal Baksh	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/s/ J. Brian Aune J. Brian Aune	Director

/s/ Ian McKinnon Ian McKinnon	Director

Stephen Scotchmer	Director and Lead Independent Director

/s/ Meredith (Sam) Hall Hayes Meredith (Sam) Hall Hayes	Director

/s/ Mark Miller Mark Miller	Director and Chief Operating Officer

/s/ Jeff Bender Jeff Bender	Director

/s/ Robert Kittel Robert Kittel	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement on July 22, 2014.

TRAPEZE SOFTWARE GROUP, INC.

By:	/s/ Jamal Baksh
Name:	Jamal Baksh
Title:	Vice President, Support

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	The Registrant’s annual information form for the year ended December 31, 2013, dated March 28, 2014.

2.2	The Registrant’s consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, together with the auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4	The Registrant’s condensed consolidated interim financial statements for the three months ended March 31, 2014.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.6	The Registrant’s management information circular dated August 30, 2013.

2.7	The Registrant’s management information circular dated March 27, 2014.

2.8	The Registrant’s business acquisition report dated March 6, 2014, regarding the acquisition of Total Specific Solutions (TSS) (B.V.).

3.1	Consent of KPMG LLP.

3.2	Consent of McCarthy Tétrault LLP.

3.3	Consent of BDO Audit & Assurance B.V. (Netherlands)

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

5.1*	Form of indenture between the Registrant and Computershare Trust Company of Canada

*	To be filed by amendment